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                [METROPOLITAN LIFE INSURANCE COMPANY LETTERHEAD]

August 17, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

     Re:   Metropolitan Life Separate Account E
           Metropolitan Life Insurance Company
           SEC File No. 333-153109 and 811-04001
           SEC Accession No. 0001193125-11-172926
           Form AW-Withdrawal of amendment to a registration statement filed under the Securities Act of 1933

Dear Sir or Madam:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended ("1933 Act"), Metropolitan Life Insurance Company ("MetLife") and Metropolitan Life Separate Account E (the "Registrant") hereby request the withdrawal of Post-Effective Amendment No. 6 under the 1933 Act and Amendment No. 163 under the Investment Company Act of 1940, as amended, to the above-referenced registration statement filed on June 24, 2011 (SEC Accession No.
0001193125-11-172926) (the "Amendment") for MetLife's Preference Premier variable annuity contracts.

     MetLife and the Registrant are requesting withdrawal of the Amendment, consistent with discussions with the Securities and Exchange Commission staff. No securities were sold in connection with the Amendment.

     Please contact Diane E. Ambler at (202) 778-9886 or Andras P. Teleki at
(202) 778-9477 with any questions or comments.

                                      Sincerely,

                                      Metropolitan Life Separate Account E


                                      /s/ Myra L. Saul
                                      ------------------------------------------
                                      Myra L. Saul
                                      Associate General Counsel

Cc: Diane E. Ambler, K&L Gates
    Andras P. Teleki, K&L Gates